EXHIBIT (21)

THE ROWE COMPANIES

AND WHOLLY-OWNED SUBSIDIARIES

LIST OF SUBSIDIARIES

The Company has five wholly-owned subsidiaries:

(1)	Rowe Furniture, Inc., a Virginia Corporation
(2)	Rowe Properties, Inc., a California Corporation
(3)	Rowe Furniture Wood Products, Inc., a California Corporation (formerly The Wexford Collection, Inc.)
(4)	Rowe Diversified, Inc., a Delaware Corporation
(5)	Storehouse, Inc., a Georgia Corporation